Azolla, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Azolla

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AZOLLA INC. 7490 - 1	10,540.91
Software & appst	335.99
Total Bank Accounts	**$10,876.90**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	120.00
Payments to deposit	5.00
Uncategorized Asset	-30.00
Total Other Current Assets	**$95.00**
Total Current Assets	**$10,971.90**
TOTAL ASSETS	**$10,971.90**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Additional paid in capital	45,000.00
Common stock	551.75
Opening balance equity	684.77
Retained Earnings	-33,182.23
Net Income	-2,082.39
Total Equity	**$10,971.90**
TOTAL LIABILITIES AND EQUITY	**$10,971.90**

Azolla

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
General business expenses	
Bank fees & service charges	210.00
Continuing education	270.00
Memberships & subscriptions	120.00
Total General business expenses	**600.00**
Legal & accounting services	
Legal Fees	120.00
Total Legal & accounting services	**120.00**
Office expenses	
Printing & photocopying	10.00
Shipping & postage	5.68
Software & apps	896.71
Total Office expenses	**912.39**
Taxes paid	450.00
Total Expenses	**$2,082.39**
NET OPERATING INCOME	**$ -2,082.39**
NET INCOME	**$ -2,082.39**

Azolla

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,082.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -2,082.39**
NET CASH INCREASE FOR PERIOD	**$ -2,082.39**
Cash at beginning of period	12,964.29
CASH AT END OF PERIOD	**$10,881.90**

Azolla, Inc.
Statement of Changes in Equity

Account	2023
Additional Paid-in Capital	45,000.00
Common Stock	551.75
Opening Balance Equity	684.77
Retained Earnings	-33,182.23
Net Income	-2,082.39
Total Equity	10,971.90

Azolla, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Azolla, Inc. (the "Company") is a corporation organized on January 09, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.